April 21, 2017

Jaea Hahn

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ohio National Fund, Inc. – File Nos. File No. 2-67464, 811-3015

Dear Ms. Hahn:

On February 23, 2017, Ohio National Fund, Inc. (the “Registrant”), on behalf of its series, filed Post-Effective Amendment No. 79 (the “Amendment”) to the Registrant’s Registration Statement. On April 10, 2017, you provided oral comments to the Amendment to Emily Little of Thompson Hine LLP and Angela Fontanini of Ohio National Financial Services. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund’s next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in a future Post-Effective Amendment.

Comment 2. Please revise Item 4 to limit disclosure to principal strategy and risk disclosure only.

Response. Registrant has reviewed the Item 4 disclosure and believes it is limited to strategies and risks that are principal to each Portfolio.

Comment 3. Disclosure in certain Principal Investment Strategies sections references March 31, 2016. Please update the date and related information to a more recent date.

Response. Registrant has made the requested change.

April 21, 2017

Comment 4. To the extent a Portfolio will invest in derivatives in connection with its 80% Investment Policy, please confirm that such derivatives will be valued on a mark to market basis.

Response. Registrant so confirms.

Comment 5. Certain references in the prospectus and Statement of Additional Information (“SAI”) are to December 31, 2015. Please update for the 2016 fiscal and calendar year end.

Response. Registrant has made the requested changes.

Equity Portfolio

Comment 6. Please confirm that investing in foreign equity securities is not a principal strategy.

Response. Registrant so confirms, but notes that foreign securities may be counted in meeting the Portfolio’s strategy to be 80% in equity securities under normal circumstances.

Omni Portfolio

Comment 7. The Portfolio’s principal investment strategy makes reference to investment in “the various market sectors (stocks, bonds and money market instruments).” Please consider whether the use of the term “sector” here is appropriate as the term sector generally refers to a segment of the market.

Response. Registrant has reviewed the disclosure and revised references of “sector” to “asset class(es)”. Registrant has conformed the use of “sector” and “asset class” throughout.

Comment 8. Please revise the fourth paragraph of the Principal Investment Strategies disclosure to include the types of bonds in which the Portfolio may invest including credit quality, maturity and duration. If the Portfolio may invest without limitation as to liquidity, maturity and duration, please note as much. Additionally, please disclose the types of money market instruments in which the Portfolio may invest.

Response. Registrant has revised the referenced disclosure as follows:

Within the bond asset class ~~sector~~, the Adviser seeks a high level of income. Capital appreciation, consistent with capital preservation, is a secondary goal of the bond asset class ~~sector~~. The Adviser invests in bonds without limitation as to quality, maturity and duration. Within the money market asset class ~~sector~~, the Adviser may invest in various money market instruments, including treasury bills, commercial paper, certificates of deposit and short or medium-term notes. The Adviser seeks maximum current income consistent with the preservation of principal and liquidity.

April 21, 2017

Comment 9. If the Portfolio may invest in junk bonds as a principal investment strategy, please disclose as much and add attendant risk disclosure. Additionally, to the extent the Fund may invest in junk bonds, please disclose the rating agencies used by the Fund.

Response. Registrant notes that the Portfolio will not invest in junk bonds as a principal investment strategy.

Comment 10. Please revise the “Interest Rate Risk” disclosure to describe the types of principal investments to which the risk applies. We note the existing disclosure references “assets deemed illiquid” but the Portfolio’s principal investment strategy does not suggest that it will invest in illiquid assets.

Response. Registrant has revised the risk disclosure as follows:

Interest Rate Risk — Prices of fixed-income securities rise and fall in response to changes in the interest rate paid by similar securities. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged. Interest rate changes have a greater effect on the price of fixed-income securities with longer maturities. The Portfolio may be subject to heightened interest rate risk because the Federal Reserve has ended its monetary stimulus program known as quantitative easing. The conclusion of quantitative easing and/or rising interest rates may expose fixed-income markets to increased volatility and may reduce the liquidity of certain Portfolio investments. These developments could cause more fluctuation in the Portfolio’s net asset value or make it more difficult for the Portfolio to accurately value its securities. These developments or others could also cause the Portfolio to face increased shareholder redemptions, which could force the Portfolio to liquidate investments at disadvantageous times or prices, therefore adversely affecting the Portfolio as well as the value of your investment. ~~The amount of assets deemed illiquid remaining within the Portfolio may also increase, making it more difficult to meet shareholder redemptions and further adversely affecting the value of the Portfolio.~~

Comment 11. A secondary index is provided in the Performance section. Please include the disclosure required by Instruction 2(b) to Item 4 of Form N-1A.

Response. Registrant has added the following disclosure as a footnote to the performance table:

The 70% S&P 500® Index/30% BofA Merrill Lynch U.S. Corporate Master Index is a customized index included for the purpose of showing how the Portfolio’s performance compares with an index that is 70% in stocks and 30% in bonds.

April 21, 2017

ON International Equity Portfolio

Comment 12. Please revise the Principal Investment Strategies disclosure to include the types of fixed income securities in which the Portfolio may invest including credit quality, maturity and duration. If the Fund may invest without limitation as to liquidity, maturity and duration, please note as much.

Response. Registrant notes that the Portfolio will not invest in fixed income securities as a principal strategy.

Comment 13. Please revise the “Derivative Risk” disclosure to tailor it to the derivatives used by the Portfolio in furtherance of its principal investment strategy.

Response. Registrant has determined that derivative risk is not a principal risk of the Portfolio and has deleted the “Derivative Risk” disclosure in its entirety.

Comment 14. The Portfolio’s benchmark index is used by another Portfolio in the Registration Statement, but the return information appears to be different. Please review the index returns shown and revise for consistency, or explain why different numbers are, in fact, correct.

Response. Registrant has revised the prospectus to correct the inconsistency.

Capital Appreciation Portfolio

Comment 15. Please confirm that investing in foreign equity securities is not a principal strategy.

Response. Registrant so confirms.

Comment 16. Consider adding “Emerging Markets Risk” to the Principal Risks.

Response. Registrant declines to add Emerging Markets Risk because it does not believe that it appropriately reflects a principal risk of investing in the Portfolio.

ClearBridge Small Cap Portfolio

Comment 17. Disclosure in the Principal Investment Strategies section notes that the Portfolio may invest in certain small capitalization company securities or “in other investments that the portfolio managers believe have similar economic characteristics.” What are these “other investments”? Are they derivatives? Please enhance the disclosure to provide further detail.

Response. The “other investments” in which the Portfolio may invest are equity securities other than common stocks including, as noted in existing disclosure, real estate securities. Registrant does not expect any individual type of “other investment” to rise to the level of a “principal” strategy and, therefore, has not described them in the prospectus.

April 21, 2017

Comment 18. To the extent the Portfolio will invest in derivatives, please disclose the types of derivatives in which the Portfolio may invest as a principal strategy. Please also include attendant risk disclosure.

Response. The Portfolio will not invest in derivatives as a principal strategy.

S&P 500 Index Portfolio

Comment 19. Please consider adding a defined term of “Index” to provide clarity that such references are to the S&P 500 Index.

Response. Registrant has made the requested change and revised the first sentence of the Principal Investment Strategies disclosure as follows:

“….included in the S&P 500 Index (the “Index”).”

Comment 20. Existing disclosure referencing investment in “other securities that are included in the S&P 500 Index” is unclear regarding what issuers are included in the Portfolio’s “80% basket.” Additionally, reference is made to use of S&P 500 Index futures contracts. Are these futures contracts a part of the “80% basket”? Please revise disclosure to clearly articulate what is in the “80% basket.”

Response. The “other securities” in which the Portfolio may invest are securities other than common stocks (such as real estate investment trusts) that are included in the Index. Registrant does not expect any individual type of “other investment” to rise to the level of a “principal” strategy and, therefore, has not described them in the prospectus. The futures contracts in which the Portfolio may invest are not expected to be a part of the “80% basket.”

Comment 21. The fourth paragraph of the Principal Investment Strategies notes that the portfolio managers consider “changes in prospects for [a] security” in determining whether to sell. Given that this is an index fund, please consider whether this is accurate. If so, please explain why such a consideration is appropriate in an index fund.

Response. Registrant has revised the referenced disclosure as follows:

The portfolio managers will sell a security in order to adjust the Portfolio to changes in the composition of the Index. ~~consider a variety of factors in determining whether to sell a security, including changes in market conditions, changes in prospects for the security, alternative investment possibilities and other factors they believe to be relevant.~~

April 21, 2017

Comment 22. The Portfolio’s “Market Risk” disclosure references debt securities. Debt securities are not identified as a principal investment strategy of the Portfolio. Please remove reference to debt securities or, if such investments are a principal strategy, please revise strategy disclosure accordingly.

Response. Registrant has revised the referenced disclosure as follows:

Market Risk — A security’s price may change in response to changes in conditions in securities markets in general. Markets tend to move in cycles with periods of rising prices and periods of falling prices. They can decline for many reasons, including adverse political or economic developments domestically or abroad, changes in investor psychology, or heavy institutional selling. ~~In the case of debt securities, changes in the overall level of interest rates affect the security’s price.~~ Different types of stocks sometimes shift into and out of favor with investors. For example, at times the market may not favor growth-oriented stocks. Instead, it might favor value stocks or not favor stocks at all. If a portfolio focuses on a particular investment style, its performance will sometimes be better or worse than the performance of funds focusing on other types of investments.

Comment 23. “Sector Risk” is listed as a Principal Risk of the Portfolio. The Portfolio’s principal investment strategy and objective are that of index replication. Please explain why sector risk is appropriately included as a risk of investing in this Portfolio.

Response. Registrant believes that “Sector Risk” is appropriately included as a risk of investing in the Portfolio. An index may be concentrated in a sector as a result of current market conditions. As a result, an index fund, like the Portfolio, is exposed to increased risk particular to such sector.

High Income Bond Portfolio

Comment 24. The Principal Investment Strategy disclosure includes risk disclosures. For example, “Lower-rated debt securities are subject to a greater risk of loss of principal and interest than investments in higher rated bonds.” Please review existing disclosure and consider revising to eliminate discussion of risks in the strategy section.

Response. Registrant declines to make the requested change. Registrant notes that because the strategy is to focus on identifying bonds that, in Federated Investment’s opinion, present less risk, it is necessary to understand the nature of risk to understand the Portfolio’s strategy.

Comment 25. Please provide disclosure regarding the sub-adviser’s security selection process.

April 21, 2017

Response. Registrant has reviewed existing disclosure, and believes it adequately discloses the sub-adviser’s process for selecting securities. In particular, Registrant notes that the second paragraph of the Principal Investment Strategies section describes what the sub-adviser considers in making investment decisions for the Portfolio.

Comment 26. The third paragraph of the Principal Investment Strategies disclosure notes that “Some of these fixed income securities may be illiquid or restricted.” Please describe any limitations on investing in illiquid or restricted securities.

Response. Registrant has revised the referenced disclosure to delete the parenthetical regarding investment in illiquid or restricted securities as such securities do not represent a principal strategy.

Comment 27. The second paragraph of the Principal Investment Strategies disclosure provides, “Federated Investment typically does not consider interest rate risks because the prices of high yield bonds typically are influenced much more by financial risks, including potential default, than by changes in the general level of interest rates.” Please revise the disclosure to reflect what the sub-adviser does consider.

Response. Registrant believes that the second paragraph explains that the sub-adviser focuses on financial risks in its assessment of potential portfolio holdings. Accordingly, Registrant declines to make a revision to the referenced disclosure.

Comment 28. The fourth paragraph of the Principal Investment Strategies disclosure notes that “The Portfolio may invest its assets in foreign securities, including those not publicly traded in the United States.” Please disclose any limits on investment in foreign securities.

Response. Registrant has revised the referenced disclosure as follows:

The Portfolio may invest its assets, without limitation, in foreign securities, including those not publicly traded in the United States.

Comment 29. The fourth paragraph of the Principal Investment Strategies disclosure notes that “The Portfolio may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy.” Please disclose the types of derivatives that may be used.

Response. Registrant has revised the referenced disclosure as follows:

The Portfolio may use credit default swaps ~~derivative contracts and/or hybrid instruments~~ to implement elements of its investment strategy, as well as for cash flow management purposes.

Additionally, Registrant has added the following principal risk disclosure for the Portfolio:

April 21, 2017

Credit Default Swap Risk. Credit default swaps (“CDS”) are typically two-party financial contracts that transfer credit exposure between the two parties. Under a typical CDS, one party (the “seller”) receives pre-determined periodic payments from the other party (the “buyer”). The seller agrees to make compensating specific payments to the buyer if a negative credit event occurs, such as the bankruptcy or default by the issuer of the underlying debt instrument. The use of CDS involves investment techniques and risks different from those associated with ordinary portfolio security transactions, such as potentially heightened counterparty, concentration and exposure risks.

Registrant notes that the Portfolio may invest in other derivatives and/or hybrid instruments in a non-principal manner as described in Item 9.

Comment 30. “Sector Risk” is listed as a Principal Risk of the Portfolio. Please explain why this risk is appropriately included as a risk of investing in this Portfolio.

Response. Registrant notes that “Sector Risk” is not listed as a Principal Risk of the Portfolio.

Comment 31. The “Liquidity Risk” disclosure notes, “The Portfolio may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.” Please explain why this is the case and, to the extent this is a material risk, please revise the disclosure to note as much.

Response. Registrant has deleted “Liquidity Risk” in its entirety because illiquid securities are not a principal strategy.

Comment 32. “Leverage Risk” is included for the Portfolio. Will the Portfolio’s use of derivatives create leverage? Please revise the strategy disclosure to explain why leverage risk is appropriate.

Response. Registrant has deleted “Leverage Risk”.

Comment 33. Please review the information provided in the bar chart in the Performance section and confirm the accuracy of the information for 2008 and 2009.

Response. Registrant so confirms.

Strategic Value Portfolio

Comment 34. “Sector Risk” and “Liquidity Risk” are listed as Principal Risks of the Portfolio. Please explain why these risks are appropriately included as risks of investing in this Portfolio.

Response. With respect to “Sector Risk”, Registrant notes that the Portfolio may invest without restriction as to sector and, as a result, in response to market conditions, the Portfolio may be more heavily invested in a particular sector. With respect to “Liquidity Risk”, because a security in the portfolio may be sold if it fails to perform as expected, as noted in the disclosure, the Portfolio may not be able to sell the security at a desired price.

April 21, 2017

Nasdaq-100 Index Portfolio

Comment 35. Please consider adding a defined term of “Index” to provide clarity that such references are to the Nasdaq-100 Index.

Response. Registrant has made the requested change and revised the first sentence of the Principal Investment Strategies disclosure as follows:

“….composing the Nasdaq-100 Index (the “Index”).”

Comment 36. Existing disclosure references investment in Nasdaq-100 Index futures contracts. Are these futures contracts a part of the “80% basket”? Please revise disclosure to clearly articulate what is in the “80% basket.”

Response. The futures contracts in which the Portfolio may invest are not expected to be a part of the “80% basket.” Registrant believes that existing disclosure appropriately describes the “80% basket” as being made up of “the common stocks of companies composing the Nasdaq-100 Index.”

Comment 37. “Sector Risk” is listed as a Principal Risk of the Portfolio. The Portfolio’s principal investment strategy is that of index replication. Please explain why sector risk is appropriately included as a risk of investing in this Portfolio.

Response. Registrant believes that “Sector Risk” is appropriately included as a risk of investing in the Portfolio. An index may be concentrated in a sector as a result of current market conditions. As a result, an index fund, like the Portfolio, is exposed to increased risk particular to such sector.

Comment 38. Please disclose whether the securities in which the Portfolio may invest, in furtherance of its principal investment strategies, are US securities.

Response. Registrant notes that the Portfolio invests in the securities composing the Index. The Index includes 100 of the largest domestic and international non-financial companies listed on NASDAQ. Accordingly, the Portfolio may invest in securities of non-US companies as part of its principal investment strategy. However, due to the Portfolio’s modified capitalization-weighted index approach described in the Principal Investment Strategies section, the adviser and sub-adviser do not believe that, at present, investments in non-US companies rise to the level of “principal” and, therefore, no foreign risk disclosure is provided.

April 21, 2017

Bristol Portfolio

Comment 39. “Sector Risk” is listed as a Principal Risk of the Portfolio. Please explain why sector risk is appropriately included as a risk of investing in this Portfolio.

Response. Registrant believes that “Sector Risk” is appropriately included as a risk of investing in the Portfolio. The Portfolio invests in common stocks of the 1,000 largest publicly traded U.S. companies and is agnostic as to sector. As a result, the Portfolio may be more heavily invested in a sector as a result of current market conditions and, therefore, exposed to increased risk particular to such sector.

Bryton Growth Portfolio

Comment 40. The Portfolio invests in “U.S. companies smaller than the 500 largest publicly traded U.S. companies in terms of market capitalization.” Is this a small cap fund? Please provide further clarification on the types of companies that make up the Portfolio’s 80% basket. Consider providing a capitalization range.

Response. Registrant has deleted reference to the 80% basket. Registrant has revised the disclosure as follows:

Under normal circumstances ~~T~~the Portfolio invests primarily in common stocks of growth-oriented U.S. companies smaller than the 500 largest publicly traded U.S. companies in terms of market capitalization, which, as of March 31, 2017, included those companies with a capitalization of less than $3.98 billion. ~~under normal circumstances will be at least 80% of its net assets (plus borrowing for investment purposes, if any)~~.

Comment 41. “Small Capitalization Company Risk” is included as a Principal Investment Risk. Please confirm the Portfolio will invest primarily in small cap companies. If the Portfolio will also invest in companies of other capitalization; i.e., mid-cap, as a principal strategy, please add relevant risk disclosure.

Response. Registrant has added the following risk disclosure:

Medium Capitalization Company Risk — Medium capitalization company stock prices tend to be more volatile, and the stock tends to be less liquid, than those of larger, better established companies. Medium capitalization companies are also sometimes more subject to failure.

Balanced Portfolio

Comment 42. The first sentence of the Principal Investment Strategies disclosure notes that the Portfolio may invest in foreign common stocks. The next sentence notes that “up to 75% of [the Portfolio’s] assets [are invested] in…securities of domestic companies.” Please clarify the “foreign” part of the Portfolio’s strategy.

April 21, 2017

Response. Registrant has revised the referenced disclosure as follows:

The Portfolio invests in a balanced portfolio of U.S. ~~and foreign~~ common stocks, government securities, and a variety of fixed-income obligations. Under normal circumstances, the Portfolio invests up to 75% of its total assets in equity securities of domestic companies of any market capitalization, including common and preferred stocks, and securities issued by dividend-paying companies.

Comment 43. The Portfolio may write or purchase call or put options on indexes. Please disclose the indexes that may be used in furtherance of this options strategy.

Response. Registrant has revised the following strategy disclosure as shown below:

To manage the risk of holding equity securities, or for investment purposes, the Portfolio may write or purchase call options or put options on the securities in the Portfolio or on indexes (primarily, the S&P 500® Index).

Comment 44. Please enhance the Principal Investment Strategies disclosure to include the types of fixed income securities in which the Portfolio may invest including credit quality, maturity and duration. If the Fund may invest without limitation as to liquidity, maturity and duration, please note as much.

Response. Registrant has revised the referenced disclosure as follows:

Under normal circumstances, the Portfolio will maintain a minimum of 25% of its total assets in fixed-income securities, including US treasuries, investment grade US bonds, high-yield US bonds, US aggregate bonds, and international government bonds. The Portfolio may invest in fixed-income securities without limitation as to liquidity, maturity and duration, and ~~although~~ there is no maximum limit on the amount of fixed income ~~debt~~ securities in which the ~~p~~Portfolio may invest.

Comment 45. “Sector Risk” is listed as a Principal Risk of the Portfolio. Please explain why sector risk is appropriately included as a risk of investing in this Portfolio.

Response. Registrant believes that “Sector Risk” is appropriately included as a risk of investing in the Portfolio. The Portfolio invests without restriction as to sector. As a result, the Portfolio may be more heavily invested in a sector as a result of current market conditions and, therefore, exposed to increased risk particular to such sector.

Comment 46. “Leverage Risk” is listed as a Principal Risk of the Portfolio. Please explain why leverage risk is appropriately included as a risk of investing in this Portfolio.

April 21, 2017

Response. “Leverage Risk” is included as a principal risk of investing in the Portfolio due to the leverage inherent in the Portfolio’s use of options.

S&P MidCap 400 Index Portfolio

Comment 47. Existing disclosure referencing investment in “other securities that are included in the S&P MidCap 400 Index” is unclear regarding what issuers are included in the Portfolio’s “80% basket.” Additionally, reference is made to the use of S&P MidCap 400 Index futures contracts. Are these futures contracts a part of the “80% basket”? Please revise disclosure to clearly articulate what is in the “80% basket.”

Response. The “other securities” in which the Portfolio may invest are securities other than common stocks (such as real estate investment trusts) that are included in the Index. Registrant does not expect any individual type of “other investment” to rise to the level of a “principal” strategy and, therefore, has not described them in the prospectus. The futures contracts in which the Portfolio may invest are not expected to be a part of the “80% basket.”

Comment 48. “Sector Risk” is listed as a Principal Risk of the Portfolio. The Portfolio’s principal investment strategy is that of index replication. Please explain why sector risk is appropriately included as a risk of investing in this Portfolio.

Response. Registrant believes that “Sector Risk” is appropriately included as a risk of investing in the Portfolio. An index may be concentrated in a sector as a result of current market conditions. As a result, an index fund, like the Portfolio, is exposed to increased risk particular to such sector.

Risk Managed Balanced Portfolio

Comment 49. The Portfolio’s fee table includes 0.02% of acquired fund fees and expenses. Investment in other investment companies or underlying funds is not included as a principal investment strategy. Please revise the principal investment strategy disclosure to include underlying funds or explain why such disclosure is not necessary.

Response. The Portfolio may invest in underlying funds as a non-principal strategy, and the 0.02% reflects such non-principal strategy investment. The Portfolio’s investment in underlying funds is not significant enough to rise to the level of a principal strategy.

Comment 50. Please revise the Principal Investment Strategies disclosure to include the types of fixed income securities in which the Portfolio may invest including credit quality, maturity and duration. If the Fund may invest without limitation as to liquidity, maturity or duration, please note as much.

Response. Registrant has revised the following disclosure as shown:

April 21, 2017

Fixed-income securities may include corporate debt securities, U.S. Government obligations, convertible securities and short-term securities. The Portfolio may invest in fixed income securities without limitation as to liquidity, maturity or duration.

Comment 51. Please revise the Derivatives Risk disclosure such that it is tailored to the types of derivatives in which the Portfolio may invest.

Response. Registrant has deleted the “Derivatives Risk” and added the following risk disclosures:

Futures Risk — The Portfolio’s use of futures involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include: (i) leverage risk; (ii) risk of mispricing or improper valuation; and (iii) risk that changes in the value of the futures contract may not correlate perfectly with the underlying index. Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Portfolio. This risk could cause the Portfolio to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the Adviser’s expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Options Risk — Risks specific to investments in call options include limited gains and lack of liquidity. By selling a call option, the Portfolio may forego the opportunity to participate in price increases for the underlying equities above the exercise price, while still bearing the risk of a decline in the value of the underlying equities or index. Although the Portfolio will receive a premium for writing the call option, the price the Portfolio realizes from the sale of the equities or the exposure to the underlying index upon exercise of the option could be substantially below their prevailing market price. As the buyer of a call option, the Portfolio risks losing the entire premium invested in the option if the underlying equity or index does not rise above the option strike price. As the buyer of a put option, the Portfolio risks losing the entire premium invested in the option if the underlying equity or index does not fall below the option strike price. Call and put options may not be an effective risk management tool because option prices may not be highly correlated to the prices of the underlying equity or index. By selling a put option, the Portfolio bears the risk of a decline in the value of the underlying equities or index. If the price of the underlying security or index declines below the strike price and the put option is exercised, the Portfolio will realize a loss, which could be substantial.

There may not be a liquid market for options. Lack of liquidity may prevent the Portfolio from closing out an option position, written or purchased, at an opportune time or price. If the Portfolio cannot locate a purchaser for a written call option, the Portfolio will be unable to sell the underlying equities until the option expires or is exercised. The Portfolio’s investment strategy may also affect the Portfolio’s purchase and sale of portfolio securities. Because the Portfolio will generally hold the equities underlying a call option or exposure to the index underlying the option, the Portfolio may be less likely to sell the stocks it is holding to take advantage of new investment opportunities.

April 21, 2017

The Portfolio collects a premium from the option purchaser on each of the options the Portfolio writes. Such premiums are additional income to the Portfolio. The amount of those premiums may decrease if interest rates decline, or if the market prices of the underlying equities or indices on which the options are written become less volatile.

If the market price of the underlying equity securities or indices do not exceed the exercise price, the call option will expire without being exercised. The Portfolio will then keep the premium. At that point, the Portfolio may either continue to hold the underlying equity security, in which case it may write new call options on it, or the Portfolio may sell the equities.

Swap Risk. Swaps are subject to tracking risk because they may not be perfect substitutes for the instruments they are intended to hedge or replace. Over the counter swaps are subject to counterparty default. Leverage inherent in derivatives will tend to magnify the Portfolio’s losses.

Comment 52. A secondary index is provided in the Performance section. Please include the disclosure required by Instruction 2(b) to Item 4 of Form N-1A.

Response. Registrant has added the following disclosure as a footnote to the performance table:

The 55% S&P Index/45% Barclays Capital U.S. Aggregate Bond Index is a customized index included for the purpose of showing how the Portfolio’s performance compares with an index that is invested 55% in stocks and 45% in bonds.

Item 9 – CERTAIN INVESTMENTS AND RELATED RISKS

Comment 53. Please revise the presentation of Item 9 such that all strategy disclosures are provided first followed by all risk disclosures.

Response. Registrant declines to make the requested change as it is not aware of a requirement to do so.

Comment 54. In the “Lower-Rated Debt Securities” disclosure, please indicate that these securities are also referred to as “junk.”

Response. Registrant notes that existing disclosure already provides the requested disclosure: “[l]ower rated debt securities, sometimes referred to as “junk bonds”…. Emphasis added.

Comment 55. Please enhance the “Bank Loans” disclosure in “Loans” to provide disclosure regarding settlement and liquidity risks as bank loans may take longer than seven days to settle.

April 21, 2017

Response. Registrant has added the following disclosure:

The market for bank loans may not be highly liquid and the Portfolio may have difficulty selling them. These investments expose the Portfolio to the credit risk of both the financial institution and the underlying borrower. Bank loans settle on a delayed basis, potentially leading to the sale proceeds of such loans not being available to meet redemptions for a substantial period of time after the sale of the bank loans.

Comment 56. With respect to the High Income Bond Portfolio’s investment in illiquid or restricted securities, please confirm supplementally that investment in such securities will be limited to 15% of the Portfolio’s holdings.

Response. Registrant so confirms.

Statement of Additional Information (“SAI”)

Comment 57. Page 26-27 of the SAI includes a table describing the advisory fee structure for each Portfolio. Provide a similar table describing the sub-advisory fees for each Portfolio that utilizes a sub-adviser.

Response. The requested disclosure has been added.

Comment 58. Please disclose, as required by Item 16(f) for Form N-1A, the Fund’s policies and procedures with respect to the disclosure of Portfolio holdings to any person.

Response. Registrant notes that the Fund’s Portfolio Holdings Disclosure Policy is described on page 18 of the SAI.

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If you have any questions or additional comments, please call Emily Little at 614-469-3264 or Angela Fontanini at 513- 794-6988.

Very truly yours,

/s/ Emily M. Little
Emily M. Little